UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat S.A. issued a press release on December 11, 2014, announcing the appointment of Stephen Spengler as Deputy Chief Executive Officer effective on December 11, 2014 and as Chief Executive Officer effective on April 1, 2015. David McGlade will remain as Chairman and Chief Executive Officer until April 1, 2015, at which time he will transition to the position of Executive Chairman. A copy of the press release is attached as an exhibit to this Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: December 11, 2014	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, Chief Administrative Officer and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated December 11, 2014 entitled “Intelsat Board Appoints Stephen Spengler as Deputy Chief Executive Officer”